

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 4, 2010

General Maritime Corporation /MI/
Jeffrey D. Pribor- Chief Financial Officer
299 Park Avenue, 2nd Floor
New York, NY 10171

> **Re: General Maritime Corporation /MI/**
> **Form 10-K for the year ended December 31, 2008**
> **File Number: 001-34228**

Dear Mr. Pribor:

　　We have reviewed your response letter dated January 20, 2010 and have the following additional comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspect of our review.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8- Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Segment Reporting, page 77

　　1. Your response to our prior comment 2 indicates that vessels are subject to similar economic influences. However, while vessels may have similar economic influences, they may not have similar economic characteristics due to differing cost structures. Although the charter rates may be similar across all your vessels, it is unclear from your response that cost structures are also similar. Specifically, it appears the vessels acquired from Arlington subject to the Northern Marine management agreement may have cost structures, and therefore operating margins, that are significantly different from the rest of your fleet. As such, please provide us with the operating margins generated by the vessels you manage as compared to those managed by Northern Maritime.

2. Please clarify whether Northern Maritime continues to manage the vessels that were acquired in connection with the Arlington transaction or whether the expiration of options terminates your relationship with Northern Maritime.

Form 10-Q for the quarterly period ended September 30, 2009

Notes to Consolidated Financial Statements
Note 1 – Basis of Presentation and Summary of Significant Accounting Policies
Time Charter Asset/Liability, page 8

3. Your response to our prior comment 2 indicates that four of the eight time charters assumed in connection with the Arlington acquisition expired during 2009 and the remaining charters are slated to expire from November 2010 to July 2011. It appears your original estimation of the amortization period of the time charter asset/liability included the optional extension period as current spot-market charter rates were not as favorable to the charteree as the terms of the extension, and so you concluded extension was probable. Please confirm our understanding is correct. If correct, please tell us the date at which extension did not become probable; that is, please tell us the date that current spot-market charter rates became more favorable to the charteree than terms offered under the extension. Please also tell us how you incorporated such information into your ongoing assessment of the amortization period of this item, and how this timing correlates to the timing of the change in estimate recorded in your consolidated financial statements.

4. As a related matter, please tell us whether management has reconsidered the amortization period for the remaining charters.

5. We note your response to our prior comment 5; however, we disagree with your conclusions. The change in amortization period constitutes a change in estimate that is not unusual in nature or non-recurring, but instead relates to management's ongoing estimation process associated with your normal operations. As such, these costs should be classified as operating items.   Please amend your Form 10-Q for the quarterly period ended September 30, 2009, or tell us why such amendment is not required.

Goodwill, page 8

6. You indicate that your impairment analysis uses the future net cash flow assumptions of operating vessels in your fleet. In your response to our previous comment 1 you state that each vessel is an operating segment as defined in ASC Topic 280-10-50-1 due to management's vessel-by-vessel review of operating results, and that you aggregate all your operating segments into one reporting unit for purposes of segment reporting. Please note that the goodwill impairment test

should be performed at the reporting unit level, which for purposes of the goodwill impairment test is defined by FASB ASC 350-20-35-35 through 38 as an operating segment. Please tell us how you allocated the goodwill acquired in the Arlington acquisition to the vessels acquired in such acquisition. Further, please tell us whether you performed the goodwill impairment test at the reporting unit (vessel) level as required by FASB ASC 350-20-35-1. If you have not, please re-perform your goodwill impairment test as of December 31, 2008 accordingly, or tell us why such action is not required.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at 202-551-3312 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief